FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2006

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Royal Dutch Shell

Delivery and growth – leveraging a strong portfolio

  Royal Dutch Shell’s third quarter 2006 CCS earnings were $6.9 billion, compared to some $7.2 billion a year ago. CCS earnings per share increased by 1% versus a year ago. Third quarter 2005 earnings included divestment gains of some $1.7 billion related to the divestment of pipeline assets held through Gasunie NV in the Netherlands.
  Excluding the 2005 divestment gain of $1.7 billion related to Gasunie, CCS earnings per share increased by 33% versus a year ago.
  Royal Dutch Shell’s third quarter dividend has been announced at €0.25 per share, an increase of 9% from year-ago levels.
  $2.8 billion, or 1.2% of Royal Dutch Shell shares were bought back for cancellation during the quarter.

Chief Executive Jeroen van der Veer commented “This is good performance by the Group. Our earnings have proven to be resilient in the face of rising industry costs and weakening refining margins. Operating performance has been satisfactory. LNG growth has been impressive in the quarter, and our upstream volumes have grown despite the shut-downs in Nigeria”.

Van der Veer added “Cost pressure remains a significant challenge for our industry. We remain focused on making the right portfolio choices to create long-term shareholder value”.

Summary unaudited results

THIRD QUARTER			$ million	NINE MONTHS
2006	2005	%		2006	2005	%

5,942	9,032	-34	Income attributable to shareholders	20,159	20,943	-4
1,006	(1,844)		Estimated current cost of supplies (CCS) adjustment for Oil Products and Chemicals (see note 2)	(809)	(3,653)
6,948	7,188	-3	CCS earnings	19,350	17,290	+12

0.93	1.35		Basic earnings per share ($)	3.13	3.12
0.16	(0.27)		Estimated CCS adjustment per share ($)	(0.13)	(0.54)
1.09	1.08		Basic CCS earnings per share ($)	3.00	2.58

0.25	0.23		Dividend per ordinary share (Euro) [1]	0.75	0.69

1. Q1 2005 based on dividend paid by Royal Dutch Petroleum Company, adjusted for the effects of the unification.

Key features of the third quarter 2006

  Exploration & Production segment earnings were $3,743 million compared with $4,977 million a year ago. The third quarter 2005 included a gain of $1,699 million related to the divestment of pipeline assets held through Gasunie NV in the Netherlands. Earnings reflected higher production volumes and stronger oil and gas prices, partly offset by higher costs versus a year ago.
  Third quarter 2006 production was 3,251 thousand barrels of oil equivalent (boe) per day. Excluding the impact of hurricane damage in the Gulf of Mexico, security issues in Nigeria, and Production Sharing Contract (PSC) impacts from increased oil and gas prices, production increased by around 3% versus a year ago.
  Gas & Power segment earnings were $787 million, compared to $556 million in the same quarter last year. Earnings reflected substantially higher liquefied natural gas (LNG) volumes and continued strong marketing and trading earnings. LNG sales volumes increased by 19% compared to the same quarter last year.
  In Oil Products CCS earnings were $2,160 million compared to $1,726 million in the third quarter of 2005. CCS earnings reflected stronger marketing earnings, higher trading profits and improved refinery utilisation rates partly offset by lower refining margins. Chemicals CCS earnings were $335 million compared to $140 million for the third quarter of 2005, which included net charges of $184 million related to divested assets and various provisions. Operations in Chemicals reflected the start of a heavy planned maintenance programme, which is scheduled to extend into the fourth quarter 2006.
  Gearing (see note 6) was 13.4% at the end of the third quarter 2006 versus, on a comparable Royal Dutch Shell basis, 9.7% at the end of the third quarter 2005. Total cash returned to shareholders in the quarter was $4.9 billion in the form of dividends and share repurchases.
  Third quarter 2006 cash flow from operating activities was $10.1 billion compared to $6.6 billion a year ago. Excluding working capital movements and taxation effects, cash flow from operating activities was $9.6 billion compared to $10.5 billion a year ago.
  Capital investment for the third quarter 2006 was $5.5 billion, excluding the minority share of Sakhalin of $0.6 billion.
  Capital investment for the first nine months of 2006 was $16.0 billion excluding the minority share of Sakhalin of $1.4 billion. That investment includes $3.0 billion of acquisitions mainly related to the acquisition of BlackRock Ventures Inc. in Canada by Shell Canada in the second quarter 2006. Some $1.1 billion of proceeds were realised from divestments year to date, predominantly in Downstream. The industry continues to face significant cost pressures.
  Royal Dutch Shell plc has announced that it has approached the Board of Directors of Shell Canada Limited to indicate its intention to offer to acquire the minority interests in Shell Canada Limited (Toronto Stock Exchange, ticker symbol SHC), for a cash price of C$40 per share. This proposal would value Shell Canada Limited’s fully diluted minority share capital at approximately C$7.7 billion. The Group owns a 78% stake in Shell Canada Limited.

Basic earnings per share (see notes 1, 2 and 9)

QUARTERS				NINE MONTHS
Q3	Q2	Q3
2006	2006	2005		2006	2005

0.93	1.13	1.35	Earnings per share ($)	3.13	3.12

1.09	0.98	1.08	CCS earnings per share ($)	3.00	2.58

Diluted earnings per share (see notes 1, 2 and 9)

QUARTERS				NINE MONTHS
Q3	Q2	Q3
2006	2006	2005		2006	2005

0.93	1.13	1.35	Earnings per share ($)	3.12	3.11

1.09	0.97	1.07	CCS earnings per share ($)	2.99	2.57

Summary segment earnings

QUARTERS				$ million	NINE MONTHS
Q3	Q2	Q3
2006	2006	2005	%		2006	2005	%

				Segment earnings
3,743	3,999	4,977		Exploration & Production	11,485	10,677
787	516	556		Gas & Power	2,068	1,043
2,160	2,065	1,726		Oil Products (CCS basis)	5,558	5,634
335	348	140		Chemicals (CCS basis)	822	774
260	(451)	97		Other Industry and Corporate	31	(246)
(337)	(163)	(308)		Minority interests	(614)	(592)

6,948	6,314	7,188	-3	CCS segment earnings	19,350	17,290	+12

Summary segment earnings - continued

Earnings in the third quarter 2006 reflected the following items, which in aggregate were a net charge of $77 million (compared to a net gain of $1,569 million mainly from divestments in the third quarter 2005) as summarised in the table below:

  Exploration & Production third quarter 2006 earnings included a net income of $147 million related to the mark-to-market valuation of certain UK gas contracts partly reversing earlier recorded mark-to-market losses.
  Also in Exploration and Production, charges of $310 million due to the UK tax increase that was effective from January 1, 2006, were included in the third quarter 2006. This amount includes deferred tax balance revaluations but excludes the normal effect on third quarter 2006 segment earnings.
  Corporate included $86 million of tax credits.

Summary table

QUARTERS			$ million	NINE MONTHS
Q3	Q2	Q3
2006	2006	2005		2006	2005

			Segment earnings impact
(163)	304	1,765	Exploration & Production[1]	254	1,575
-	-	94	Gas & Power	-	(84)
-	(65)	-	Oil Products (CCS basis)	(65)	427
-	(30)	(184)	Chemicals (CCS basis)	(30)	(481)
86	(400)	(60)	Other Industry and Corporate	(314)	(150)
-	(41)	(46)	Minority interests	(41)	(46)

(77)	(232)	1,569	CCS earnings impact	(196)	1,241

1. Q3 2006 and nine months 2006 include a charge of $310 million related to the UK tax increase.

These items generally relate to events with an impact of greater than $50 million on earnings and are shown to provide additional insight in the direction of the segment earnings, CCS earnings and income attributable to shareholders. Further additional comments are provided in the section ‘Earnings per industry segment’on page 5 and onwards.

Earnings per industry segment

Upstream

QUARTERS				NINE MONTHS
Q3	Q2	Q3
2006	2006	2005		2006	2005

$/bbl			Realised Oil Prices		$/bbl
65.60	63.99	56.89	WOUSA	62.35	49.79
62.57	63.63	56.24	USA	60.77	48.15
65.13	63.95	56.83	Global	62.15	49.56

$/thousand scf			Realised Gas Prices	$/thousand scf
6.43	6.54	4.24	Europe	6.72	4.72
4.05	4.18	3.70	WOUSA (including Europe)	4.35	3.61
7.31	7.36	8.35	USA	8.04	7.41
4.77	4.82	4.59	Global	5.09	4.43

			Oil and gas marker industry prices (period average)
69.63	69.51	61.55	Brent $/bbl	66.97	53.65
70.44	70.45	63.20	WTI $/bbl	68.06	55.38
6.05	6.59	9.50	Henry Hub $/thousand scf	6.80	7.62
33.77	34.60	29.17	UK National Balancing Point pence/therm	45.93	32.37

Exploration & Production

QUARTERS				$ million	NINE MONTHS
Q3	Q2	Q3
2006	2006	2005	%		2006	2005	%

3,743	3,999	4,977	-25	Segment earnings	11,485	10,677	+8

2,054	1,897	2,077	-1	Crude oil production (thousand b/d)	1,973	2,129	-7
6,942	7,865	6,551	+6	Natural gas production available for sale (million scf/d)	8,365	8,088	+3
3,251	3,253	3,207	+1	Barrels of oil equivalent (thousand boe/d)	3,415	3,523	-3

Exploration & Production segment earnings were $3,743 million compared to $4,977 million a year ago.

Third quarter 2006 earnings included a net gain of $147 million related to the mark-to-market valuation of certain UK gas contracts and charges of $310 million due to the UK Upstream tax increase effective from January 1, 2006. This amount includes deferred tax balance revaluations but excludes the normal impact on third quarter 2006 segment earnings. The third quarter 2005 included a net gain of $1,765 million mainly from divestments. Excluding these effects earnings were 22% higher than a year ago.

Earnings reflected higher production volumes and stronger oil and gas prices partly offset by higher operating costs reflecting industry conditions and increased pre-development activity levels.

Liquids realisations were 15% higher than a year ago, in line with increases in marker crudes Brent of 13% and WTI of 11%. Outside the USA gas realisations increased by 9% and in the USA gas realisations decreased by 12%.

Third quarter 2006 production was 3,251 thousand boe per day compared to 3,207 thousand boe per day a year ago.

Production compared to the third quarter 2005 included new volumes of 257 thousand boe per day including Bonga (Shell share 55%) and Erha (Shell share 44%) in Nigeria, West Salym (Shell share 50%) in Russia, Champion West Phase III (Shell share 50%) in Brunei and the early start up of E8 in Malaysia (Shell share 50%). In the USA, production rates during the third quarter 2006 at the Mars platform in the Gulf of Mexico were 20% above those prior to the damage caused by hurricanes in 2005.

Excluding the impact of security concerns in Nigeria in 2006, PSC impacts from oil and gas prices, and hurricane damage in the Gulf of Mexico in 2005, production was around 3% higher than the equivalent period last year.

Production from Shell Petroleum Development Company’s Nigerian operations was 185 thousand boe per day (Shell share) lower than a year ago due to deferred production mainly in the Western Delta resulting from security concerns. Whilst efforts continue towards restoring safe operational conditions in the Niger Delta, it is unlikely that the shut-in facilities in Nigeria will be restored in 2006. No firm date can be given for the re-start of the production nor is it possible to predict the rate of ramp up to full production. Restricted access in the area continues to impact the drilling programme for the future, and the progress of new projects.

Portfolio developments:

In the USA, Shell and its joint venture partners announced the development of the Great White, Tobago and Silvertip fields (Shell share between 33% and 40%) via a Perdido regional development host (Shell share 35%), located in Alaminos Canyon, offshore Gulf of Mexico. The facility will be designed to handle 130 thousand boe per day.

In Malaysia, first gas was delivered from the offshore E8 field (Shell Share 50%), which is a key component of the E11 Hub integrated gas project which aims to rejuvenate existing E11 facilities and develop several offshore gas fields over the next years. The E11 hub will have a design capacity of 1.6 billion cubic feet (bcf ) of gas per day.

In New Zealand, first gas was delivered from the Pohokura field (Shell share 48%), which is expected to produce around 40 thousand boe a day at its peak.

In Russia, the Sakhalin 2 project (Shell share 55%) continues to progress in accordance with the PSA. The project is now more than 80% complete and on track for first LNG deliveries in 2008. Activities continue in line with the overall cost estimate advised in July 2005.

Gas & Power

QUARTERS				$ million	NINE MONTHS
Q3	Q2	Q3
2006	2006	2005	%		2006	2005	%

787	516	556	+42	Segment earnings	2,068	1,043	+98

2.94	2.84	2.48	+19	Equity LNG sales volume (million tonnes)	8.78	7.84	+12

Gas and Power segment earnings were $787 million, compared to $556 million in the same quarter last year, which included gains of $94 million mainly related to divestments. Excluding these items earnings were 70% higher and reflected substantially higher liquefied natural gas (LNG) volumes and continued strong marketing and trading earnings.

LNG volumes of 2.94 million tonnes were 19% higher than a year ago, driven by capacity growth at Nigeria LNG (Shell share 26%) and Qalhat LNG (Shell share 11%) and supported by strong operating performance across the LNG plants. Realised LNG prices reflected higher crude prices and continued opportunities for cargo optimisation.

Marketing and trading earnings reflected gas storage optimisation in the USA and overall strong marketing performance across North America and Europe.

Portfolio developments:

In Mexico, the Altamira re-gasification terminal was commissioned with the first ever LNG cargo to be delivered to the country. Shell owns 50% of the terminal and has rights to 75% of the initial capacity of 4.4 million tonnes of LNG per annum. The state power company in Mexico, Comisión Federal de Electricidad (CFE), has contracted to purchase 5.2 billion cubic meters of re-gasified LNG per annum from the facility (equivalent to 3.9 million tonnes of LNG per year).

In Australia, Shell and Anglo American signed a joint development agreement to further advance the Monash Energy coal-to-liquids project. This potential development involves the gasification of Anglo American’s brown coal from Victoria’s Latrobe Valley for conversion into transportation fuels, including virtually sulphur-free synthetic diesel, using Shell’s proprietary coal gasification and gas-to-liquids technologies.

Downstream

QUARTERS				NINE MONTHS
Q3	Q2	Q3
2006	2006	2005		2006	2005

$/bbl			Refining marker industry gross margins (period average)		$/bbl
13.25	22.20	17.75	ANS US West Coast coking margin	16.15	15.80
14.70	20.85	18.00	WTS US Gulf Coast coking margin	16.00	12.15
3.45	4.75	6.05	Rotterdam Brent complex	3.50	4.55
0.95	4.05	3.00	Singapore 80/20 Arab light/Tapis complex	2.05	3.05

Oil Products

QUARTERS				$ million	NINE MONTHS
Q3	Q2	Q3
2006	2006	2005	%		2006	2005	%

1,214	3,017	3,439		Segment earnings	6,334	9,154

946	(952)	(1,713)		CCS adjustment – see note 2	(776)	(3,520)

2,160	2,065	1,726	+25	Segment CCS earnings	5,558	5,634	-1

3,907	3,789	3,910		Refinery intake (thousand b/d)	3,852	3,982	-3
6,521	6,426	6,625	See[1]	Total Oil products sales (thousand b/d)	6,491	7,180	See[1]

1. Certain contracts are held for trading purposes and reported net rather than gross with effect from Q3 2005. The effect in Q1 2006, Q2 2006 and Q3 2006 is a reduction in Total Oil products sales of approximately 890 thousand b/d, 840 thousand b/d and 870 thousand b/d respectively. The effect in Q3 2005 was 850 thousand b/d.

Oil Products segment earnings were $1,214 million compared to $3,439 million for the same period last year.

Third quarter CCS earnings were $2,160 million compared to $1,726 million in the third quarter of 2005.

Higher CCS earnings reflected stronger marketing earnings, higher trading profits and improved refinery utilisation rates partly offset by lower refining margins.

In Manufacturing, Supply and Distribution, industry refining margins declined in all regions from the hurricane driven highs of the third quarter of 2005. Refinery utilisation on an Equivalent Distillation Capacity (EDC) basis increased to 81.6% compared to hurricane-impacted utilisation levels of 77.8% in the third quarter of 2005.

In Marketing including Lubricants and B2B, earnings increased compared to the same period a year ago. Increased earnings reflected increased margins for retail, commercial fuels, marine and bitumen. Marketing sales volumes declined 4.6% compared to volumes in the third quarter of 2005 including the impact from divested volumes (2.0%) and rationalised B2B volumes (0.9%). Trading continued to make a significant contribution to earnings in the third quarter of 2006.

Portfolio developments:

In China, Shell acquired a 75% share in Beijing Tongyi Petroleum Chemical Company Limited and Xianyang Tongyi Petroleum Chemical Company Limited, which produce and market China’s leading independent lubricant brand. The transaction makes Shell the leading international energy company marketing lubricants in China and increases Shell’s global finished lubricants volume by 8%.

Sales of Shell’s retail and lubricants marketing assets in Puerto Rico and distribution and marketing assets in Bermuda were completed. In the USA the sale of a residential and small commercial natural gas marketing business was completed in the third quarter. The agreed sales of various distribution and marketing assets in the Pacific Islands, are expected to be completed by the end of the year.

Chemicals

QUARTERS				$ million	NINE MONTHS
Q3	Q2	Q3
2006	2006	2005	%		2006	2005	%

251	446	321		Segment earnings	880	1,029

84	(98)	(181)		CCS adjustment – see note 2	(58)	(255)

335	348	140	+139	Segment CCS earnings	822	774	+6

5,636	5,870	5,589	+1	Sales volumes (thousand tonnes)	17,447	17,097	+2

Chemicals segment earnings were $251 million compared to $321 million for the same period last year.

Third quarter 2006 CCS earnings were $335 million compared to $140 million for the third quarter of 2005, which included net charges of $184 million related to divested assets and various provisions.

Sales volumes and operating rates were unchanged compared to the same quarter a year ago. Operations in the third quarter 2006 reflected the start of a heavy planned maintenance programme in the USA and Europe, which impacted operating rates by some 6 percentage points. The programme is scheduled to extend into the fourth quarter 2006. Earnings reflected higher margins and improved earnings from equity-accounted investments partly offset by higher costs and lower trading earnings. In China, the Nanhai joint venture (Shell share 50%) continued to make good progress with production and sales volumes increasing progressively. The third quarter 2005 was impacted by hurricane-related downtime in the USA and supply constraints, which reduced operating rates by some 7 percentage points.

Other Industry and Corporate segments

QUARTERS			$ million	NINE MONTHS
Q3	Q2	Q3
2006	2006	2005		2006	2005

(4)	(7)	(76)	Other Industry segment earnings	(19)	(92)
264	(444)	173	Corporate segment earnings (see note 10)	50	(154)

260	(451)	97	Other Industry and Corporate segments results	31	(246)

Third quarter Other Industry and Corporate segment results were a gain of $260 million, which included tax credits of $86 million in Corporate. This compared to a gain of $97 million in the third quarter 2005, which included impairment charges of $60 million in Other Industry segments.

In the third quarter 2006 in the Corporate segment, net income from insurance and taxation effects, was partly offset by a reduction in net interest gains (including higher interest expense related to equity accounted investments) and negative results from currency movements.

Note

All amounts shown throughout this report are unaudited.

Fourth quarter results for 2006 are expected to be announced on February 1, 2007. First quarter results for 2007 are expected to be announced on May 3, 2007, second quarter results for 2007 are expected to be announced on July 26, 2007 and third quarter results are expected to be announced on October 25, 2007.

In this Report “Group” is defined as Royal Dutch Shell together with all of its consolidated subsidiaries. The expressions “Shell”, “Group”, “Shell Group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to the Group or Group companies in general. Likewise, the words “we”, “us” and “our” are also used to refer to Group companies in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. The expression “Group companies” as used in this Report refers to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which the Group has significant influence but not control are referred to as “associated companies” or “associates” and companies in which the Group has joint control are referred to as “jointly controlled entities”. In this Report, associates and jointly controlled entities are also referred to as “equity accounted investments”.

This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘intend’’, ‘‘may’’, ‘‘plan’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘probably’’, ‘‘project’’, ‘‘will’’, ‘‘seek’’, ‘‘target’’, ‘‘risks’’, ‘‘goals’’, ‘‘should’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, project delay or advancement, approvals and cost estimates; and (m) changes in trading conditions. All forward-looking statements contained in this Report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this Report. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Report.

Please refer to the Annual Report and Form 20-F for the year ended December 31, 2005 for a description of certain important factors, risks and uncertainties that may affect the Company's businesses.

Cautionary Note to US Investors:

The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this announcement, such as "barrels of oil equivalent in place" that the SEC's guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575 and disclosure in our Forms 6-K file No 1-32575, available on the SEC’s website www.sec.gov. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.

October 26, 2006

Appendix 1: Royal Dutch Shell financial report and tables

Statement of income (see note 1)

QUARTERS				$ million	NINE MONTHS
Q3	Q2	Q3
2006	2006	2005	%		2006	2005	%

84,254	83,127	76,435	+10	Revenue[1]	243,345	231,235	+5
70,383	67,838	60,704		Cost of sales	200,143	188,733

13,871	15,289	15,731	-12	Gross profit	43,202	42,502	+2

4,126	4,429	3,763		Selling, distribution and administrative expenses	11,968	11,219
401	250	275		Exploration	932	784
1,358	1,829	3,081		Share of profit of equity accounted investments	5,010	5,734
(60)	47	(268)		Net finance costs and other (income)/expense	(168)	(159)

10,762	12,392	15,042	-28	Income before taxation	35,480	36,392	-3

4,507	4,865	5,558		Taxation	14,682	14,427

6,255	7,527	9,484		Income from continuing operations	20,798	21,965

-	-	(93)		Income/(loss) from discontinued operations	-	(307)

6,255	7,527	9,391	-33	Income for the period	20,798	21,658	-4
==========	==========	==========			==========	==========

313	203	359		Income attributable to minority interests	639	715

5,942	7,324	9,032	-34	Income attributable to shareholders	20,159	20,943	-4

1. Revenue is stated after deducting sales taxes, excise duties and similar levies of $18,472 million in Q3 2006, $17,984 million in Q2 2006, $16,709 million in Q1 2006, $18,282 million in Q3 2005, $18,739 million in Q2 2005 and $17,912 million in Q1 2005.

Earnings by industry segment(see notes 2 and 5)

QUARTERS				$ million	NINE MONTHS
Q3	Q2	Q3
2006	2006	2005	%		2006	2005	%
				Exploration & Production:
2,650	3,014	4,051	-35	World outside USA	8,459	7,705	+10
1,093	985	926	+18	USA	3,026	2,972	+2

3,743	3,999	4,977	-25		11,485	10,677	+8

				Gas & Power:
621	468	469	+32	World outside USA	1,812	1,061	+71
166	48	87	+91	USA	256	(18)

787	516	556	+42		2,068	1,043	+98

				Oil Products (CCS basis):
1,665	1,332	1,229	+35	World outside USA	4,068	4,204	-3
495	733	497		USA	1,490	1,430	+4

2,160	2,065	1,726	+25		5,558	5,634	-1

				Chemicals (CCS basis):
348	309	227	+53	World outside USA	830	713	+16
(13)	39	(87)		USA	(8)	61

335	348	140	+139		822	774	+6

(4)	(7)	(76)		Other industry segments	(19)	(92)

7,021	6,921	7,323	-4	TOTAL OPERATING SEGMENTS	19,914	18,036	+10

				Corporate:
35	39	71		Interest income/(expense)	74	(73)
(19)	(73)	126		Currency exchange gains/(losses)	20	80
248	(410)	(24)		Other - including taxation	(44)	(161)

264	(444)	173			50	(154)

(337)	(163)	(308)		Minority interests	(614)	(592)

6,948	6,314	7,188	-3	CCS EARNINGS	19,350	17,290	+12

(1,006)	1,010	1,844		CCS adjustment for Oil Products and Chemicals	809	3,653

5,942	7,324	9,032	-34	Income attributable to shareholders of Royal Dutch Shell plc	20,159	20,943	-4

Summarised balance sheet (see notes 1 and 7)

$ million
	Sep 30	Jun 30	Sep 30
ASSETS	2006	2006	2005

Non-current assets:
Intangible assets	4,697	4,721	4,361
Property, plant and equipment	96,133	94,102	85,601
Investments:
equity accounted investments	19,453	19,083	17,138
financial assets	3,914	3,912	3,236
Deferred tax	2,664	2,259	3,039
Prepaid pension costs	3,459	3,143	2,453
Other	4,598	4,569	4,102

	134,918	131,789	119,930

Current assets:
Inventories	23,391	24,660	21,490
Accounts receivable	63,895	62,327	83,812
Cash and cash equivalents	11,240	11,774	15,998

	98,526	98,761	121,300

TOTAL ASSETS	233,444	230,550	241,230

LIABILITIES
Non-current liabilities:
Debt	7,665	8,472	7,795
Deferred tax	12,485	12,007	12,411
Retirement benefit obligations	6,298	6,271	6,018
Other provisions	8,793	8,682	7,114
Other	4,346	4,650	4,395

	39,587	40,082	37,733

Current liabilities:
Debt	6,395	6,112	6,714
Accounts payable and accrued liabilities	64,445	63,701	82,912
Taxes payable	10,679	10,525	12,510
Retirement benefit obligations	284	285	302
Other provisions	1,763	1,612	1,254

	83,566	82,235	103,692

TOTAL LIABILITIES	123,153	122,317	141,425

Equity attributable to shareholders of Royal Dutch Shell plc	101,604	100,213	92,353

Minority interests	8,687	8,020	7,452

TOTAL EQUITY	110,291	108,233	99,805

TOTAL LIABILITIES AND EQUITY	233,444	230,550	241,230

Summarised statement of cash flows (see notes 1 and 8)

0
QUARTERS			$ million	NINE MONTHS
Q3	Q2	Q3
2006	2006	2005		2006	2005

			CASH FLOW FROM OPERATING ACTIVITIES:
6,255	7,527	9,391	Income for the period	20,798	21,658
			Adjustment for:
4,403	4,763	5,548	Current taxation	14,181	14,945
145	121	120	Interest (income)/expense	498	484
3,365	3,132	2,903	Depreciation, depletion and amortisation	9,309	9,194
(86)	(8)	(352)	(Profit)/loss on sale of assets	(279)	(1,103)
560	(3,276)	(5,490)	Decrease/(increase) in net working capital	(4,695)	(8,959)
(1,358)	(1,829)	(3,073)	Share of profit of equity accounted investments	(5,010)	(5,512)
1,450	1,556	2,761	Dividends received from equity accounted investments	4,066	5,268
133	903	(112)	Deferred taxation and other provisions	1,614	(646)
(299)	489	(1,159)	Other	(317)	(1,102)

14,568	13,378	10,537	Cash flow from operating activities (pre-tax)	40,165	34,227

(4,489)	(5,544)	(3,891)	Taxation paid	(14,428)	(12,579)

10,079	7,834	6,646	Cash flow from operating activities	25,737	21,648

			CASH FLOW FROM INVESTING ACTIVITIES:
(5,408)	(6,630)	(3,787)	Capital expenditure	(15,857)	(10,457)
(126)	(177)	(135)	Investments in equity accounted investments	(534)	(566)
289	211	416	Proceeds from sale of assets	1,006	1,914
37	36	3,869	Proceeds from sale of equity accounted investments	81	4,101
(22)	29	113	Proceeds from sale of / (additions to) financial assets	(33)	363
285	240	251	Interest received	759	618

(4,945)	(6,291)	727	Cash flow from investing activities	(14,578)	(4,027)

			CASH FLOW FROM FINANCING ACTIVITIES:
(843)	1,852	1,087	Net increase/(decrease) in debt	664	291
(330)	(261)	(284)	Interest paid	(952)	(813)
287	423	90	Change in minority interests	1,070	893
(2,801)	(2,512)	(1,938)	Net issue/(repurchase) of shares	(6,657)	(2,438)
			Dividends paid to:
(2,083)	(2,091)	(1,902)	Shareholders of Royal Dutch Shell plc	(6,012)	(8,687)
(53)	(161)	(130)	Minority interest	(258)	(235)
			Treasury shares:
149	135	169	Net sales/(purchases) and dividends received	375	415

(5,674)	(2,615)	(2,908)	Cash flow from financing activities	(11,770)	(10,574)

6	79	13	Currency translation differences relating to cash and cash equivalents	121	(250)

(534)	(993)	4,478	INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(490)	6,797

11,774	12,767	11,520	Cash and cash equivalents at beginning of period	11,730	9,201

11,240	11,774	15,998	Cash and cash equivalents at end of period	11,240	15,998

Operational data – Upstream

QUARTERS					NINE MONTHS
Q3	Q2	Q3
2006	2006	2005	%		2006	2005	%

thousand b/d				CRUDE OIL PRODUCTION	thousand b/d

433	488	516		Europe	484	551
346	321	370		Africa	335	374
254	232	222		Asia Pacific	239	229
489	439	512		Middle East, Russia, CIS	446	439
353	295	289		USA	313	364
81	76	70		Other Western Hemisphere	82	81

1,956	1,851	1,979		Total crude oil production excluding oil sands	1,899	2,038
98	46	98		Oil sands	74	91

2,054	1,897	2,077	-1	Total crude oil production including oil sands	1,973	2,129	-7

million scf/d [1]				NATURAL GAS PRODUCTION	million scf/d [1]
				AVAILABLE FOR SALE

2,125	3,027	2,268		Europe	3,521	3,455
475	481	341		Africa	467	370
2,356	2,381	2,267		Asia Pacific	2,408	2,287
273	304	231		Middle East, Russia, CIS	299	253
1,186	1,175	948		USA	1,160	1,228
527	497	496		Other Western Hemisphere	510	495

6,942	7,865	6,551	+6		8,365	8,088	+3

thousand boe/d [2]				BARRELS OF OIL EQUIVALENT	thousand boe/d [2]

800	1,010	907		Europe	1,091	1,147
428	404	429		Africa	416	438
660	642	613		Asia Pacific	654	623
536	491	552		Middle East, Russia, CIS	497	483
557	498	453		USA	513	575
172	162	155		Other Western Hemisphere	170	166

3,153	3,207	3,109		Total production excluding oil sands	3,341	3,432
98	46	98		Oil sands	74	91

3,251	3,253	3,207	+1	Total production including oil sands	3,415	3,523	-3

1. scf/d = standard cubic feet per day; 1 standard cubic foot = 0.0283 cubic metre 2. Natural gas converted to oil equivalent at 5.8 million scf/d = thousand boe/d

Operational data - Downstream

QUARTERS					NINE MONTHS
Q3	Q2	Q3
2006	2006	2005	%		2006	2005	%

thousand b/d					thousand b/d
				REFINERY PROCESSING INTAKE
1,758	1,627	1,774		Europe	1,708	1,785
797	832	853		Other Eastern Hemisphere	814	850
965	978	909		USA	964	965
387	352	374		Other Western Hemisphere	366	382

3,907	3,789	3,910			3,852	3,982	-3

				OIL SALES
2,256	2,186	2,230		Gasolines	2,198	2,449
750	780	770		Kerosenes	754	818
2,074	2,071	2,142		Gas/Diesel oils	2,113	2,344
729	735	783		Fuel oil	757	854
712	654	700		Other products	669	715

6,521	6,426	6,625	See[1]	Total oil products[1]*	6,491	7,180	See[1]
2,442	2,513	2,864		Crude oil [1]	2,482	4,130

8,963	8,939	9,489	See[1]	Total oil sales[1]	8,973	11,310	See[1]

				*comprising
1,948	1,948	2,094		Europe	1,973	2,086
1,215	1,229	1,236		Other Eastern Hemisphere	1,220	1,236
1,506	1,502	1,558		USA	1,495	2,168
658	652	722		Other Western Hemisphere	658	706
1,194	1,095	1,015		Export sales	1,145	984

thousand tones				CHEMICAL SALES VOLUMES BY MAIN PRODUCT CATEGORY[2]**	thousand tonnes
3,430	3,504	3,324		Base chemicals	10,648	10,255
2,200	2,361	2,238		First line derivatives	6,776	6,737
6	5	27		Other	23	105

5,636	5,870	5,589	+1		17,447	17,097	+2

				**comprising
2,232	2,433	2,495		Europe	7,128	7,512
1,385	1,370	1,305		Other Eastern Hemisphere	4,199	3,890
1,851	1,908	1,630		USA	5,639	5,200
168	159	159		Other Western Hemisphere	481	495

1. Certain contracts are held for trading purposes and reported net rather than gross with effect from Q3 2005.
The effect in Q1 2006 is a reduction in Total Oil products sales of approximately 890 thousand b/d and a reduction in crude oil sales of approximately 1,720 thousand b/d, in Q2 2006 840 thousand b/d and 1,940 thousand b/d respectively and in Q3 2006 870 thousand b/d and 2,130 thousand b/d respectively.

2. Excluding volumes sold by equity accounted investments, chemical feedstock trading and by-products.

Capital investment

QUARTERS			$ million	NINE MONTHS
Q3	Q2	Q3
2006	2006	2005		2006	2005
			Capital expenditure:
			Exploration & Production:
3,425	5,095	2,276	World outside USA	11,020	6,362
519	481	318	USA	1,312	775

3,944	5,576	2,594		12,332	7,137

			Gas & Power:
599	252	334	World outside USA	1,243	1,124
2	1	0	USA	4	2

601	253	334		1,247	1,126

			Oil Products:
			Refining:
251	373	290	World outside USA	866	748
75	57	56	USA	193	153

326	430	346		1,059	901

			Marketing:
569	314	317	World outside USA	1,072	700
36	26	34	USA	80	100

605	340	351		1,152	800

			Chemicals:
166	63	52	World outside USA	265	122
53	47	46	USA	150	173

219	110	98		415	295

1	6	64	Other segments	28	198

5,696	6,715	3,787	TOTAL CAPITAL EXPENDITURE	16,233	10,457

			Exploration expense:
161	139	127	World outside USA	414	340
67	64	56	USA	194	117

228	203	183		608	457

			New equity in equity accounted investments
112	135	85	World outside USA	311	278
3	4	12	USA	12	15

115	139	97		323	293

11	38	38	New loans to equity accounted investments	211	273

6,050	7,095	4,105	TOTAL CAPITAL INVESTMENT*	17,375	11,480

			*comprising
4,214	5,823	2,839	Exploration & Production	13,204	7,902
645	332	342	Gas & Power	1,373	1,145
962	799	707	Oil Products	2,279	1,717
219	118	152	Chemicals	465	481
10	23	65	Other segments	54	235

6,050	7,095	4,105		17,375	11,480

Notes

NOTE 1. Accounting policies and basis of presentation

The quarterly financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) and the financial statements are also in accordance with IFRS as adopted by the European Union.

The Group's accounting policies are unchanged from those set out in Note 3 to the Consolidated Financial Statements of Royal Dutch Shell plc in the Annual Report and Form 20-F for the year ended December 31, 2005 on pages 110 to 113.

In the third quarter 2005 Royal Dutch Shell plc became the Parent Company of Royal Dutch Petroleum Company (Royal Dutch) and The ‘‘Shell’’ Transport and Trading Company, p.l.c. (Shell Transport) by acquiring all outstanding shares of Shell Transport and approximately 98.5% of the outstanding shares of Royal Dutch.

The comparative periods represent information for Royal Dutch Shell as if it had acquired 100% of Royal Dutch and Shell Transport. For financial reporting purposes, the 1.5% minority holders in Royal Dutch were shown in the Royal Dutch Shell consolidated financial statements as a minority interest in Royal Dutch Shell from August 10, 2005, as prior to that time those holders had a right to participate in the Exchange Offer and receive Royal Dutch Shell shares.

The minority in Royal Dutch ceased to exist as of December 21, 2005 as a result of the merger of Royal Dutch and Shell Petroleum NV.

These financial statements give retroactive effect for all periods presented prior to the Unification Transaction, which has been accounted for using a carry-over basis of the historical costs of the assets and liabilities of Royal Dutch, Shell Transport and other companies comprising the Royal Dutch/Shell Group of Companies. The interest of the minority shareholders in Royal Dutch was accounted for using a carry-over basis of the historical costs of its consolidated assets and liabilities.

Royal Dutch Shell will discontinue the publication of the Annual Report and Form 20-F in Dutch. This document will now only be published in English. The Annual Review and Summary Financial Statements, a summary of the Annual Report and Form 20-F, will continue to be published in both English and Dutch.

NOTE 2. Earnings on an estimated current cost of supplies (CCS) basis

To facilitate a better understanding of underlying business performance, the financial results are also analysed on an estimated current cost of supplies (CCS) basis as applied for the Oil Products and Chemicals segment earnings. Earnings on an estimated current cost of supplies basis provide useful information concerning the effect of changes in the cost of supplies on Royal Dutch Shell’s results of operations and is a measure to manage the performance of the Oil Products and Chemicals segments but is not a measure of financial performance under IFRS.

On this basis, Oil Products and Chemicals segment cost of sales of the volumes sold during the period is based on the cost of supplies during the same period after making allowance for the estimated tax effect, instead of use of the first-in, first-out (FIFO) method of inventory accounting. Earnings calculated on this basis do not represent an application of the last-in, first-out (LIFO) inventory basis and do not reflect any inventory draw down effects. The adjustment for the Chemicals segment was implemented in Q1 2006, historic periods have been restated accordingly.

NOTE 3. Discontinued operations

Income/(loss) from discontinued operations, which comprises gains and losses on disposals and results of operations for the period, is provided in the statement of income in accordance with IFRS for separate major lines of business or geographical area of operations.

Earnings by industry segment relating to discontinued operations, included within the segment earnings on page 13, are as follows:

QUARTERS			$ million	NINE MONTHS
Q3	Q2	Q3
2006	2006	2005		2006	2005

-	-	(93)	Chemicals segment earnings	-	(307)
-	-	(93)	Income/(loss) from discontinued operations	-	(307)

Basic earnings per share for the third quarter 2006 for discontinued operations were nil.

NOTE 4. Return on average capital employed (ROACE)

ROACE on an income basis is the sum of the current and previous three quarters’ income attributable to shareholders plus interest, less tax and minority interest as a percentage of the average of Royal Dutch Shell’s share of closing capital employed and the opening capital employed a year earlier. The tax rate and the minority interest components are derived from calculations at the published segment level.

Components of the calculation ($ million):

	Q3 2006	Q3 2005
Income attributable to shareholders (four quarters)	24,527	25,520
Royal Dutch Shell share of interest expense after tax	627	688
ROACE numerator	25,154	26,208
Royal Dutch Shell share of capital employed – opening	105,779	93,660
Royal Dutch Shell share of capital employed – closing	114,556	105,779
Royal Dutch Shell share of capital employed – average	110,168	99,720

ROACE	22.8%	26.3%

NOTE 5. Earnings by industry segment

Operating segment results are before deduction of minority interest and also exclude interest and other income of a non-operational nature, interest expense, non-trading currency exchange effects and tax on these items, which are included in the results of the Corporate segment. Operating segment results are after tax and include equity accounted investments. Segment results in accordance with International Accounting Standard 14 “Segment Reporting” will be disclosed in Royal Dutch Shell’s 2006 Annual Report and Form 20-F, with a reconciliation to the basis as presented here.

NOTE 6. Gearing

The Group aims to maintain an efficient balance sheet with an average gearing ratio over time of between 20% and 25%. The numerator and denominator in the gearing calculation used by the Group is calculated by adding to reported debt and equity certain off-balance sheet obligations such as operating lease commitments and unfunded retirement benefits which it believes to be in the nature of incremental debt, and deducting cash and cash equivalents held in excess of amounts required for operational purposes.

Components of the calculation ($ million):

	30 Sep	30 Sep
	2006	2005
Non current debt	7,665	7,795
Current debt	6,395	6,714

Total Debt	14,060	14,509

Add: Net present value of operating lease obligations (as per year end 2005)	9,442	6,283
Unfunded pension benefit obligations (as per year end 2005)	2,919	4,045
Less: Cash and cash equivalents in excess of operational requirements	9,340	14,098

Adjusted Debt	17,081	10,739

Total Equity	110,291	99,805

Total Capital	127,372	110,544

Gearing ratio (adjusted debt as a percentage of total capital)	13.4%	9.7%

NOTE 7. Equity

Total equity comprises equity attributable to shareholders of Royal Dutch Shell and to the minority interests. Other reserves comprises the capital redemption reserve, share premium reserve, merger reserve, share-based compensation reserve, cumulative currency translation differences, unrealised gains/(losses) on securities and unrealised gains/(losses) on cash flow hedges.

$ million	Ordinary share capital	Treasury shares	Other reserves	Retained earnings	Total	Minority interests	Total equity
At January 1, 2006	571	(3,809)	3,584	90,578	90,924	7,000	97,924
Income for the period				20,159	20,159	639	20,798
Income/(expense) recognised directly in equity			2,528		2,528	73	2,601
Capital contributions from minority shareholders					-	1,233	1,233
Dividends paid				(6,012)	(6,012)	(258)	(6,270)
Treasury shares: net sales/(purchases) and dividends received		375			375		375
Effect of Unification			154		154		154
Shares repurchased for cancellation	(22)		22	(6,811)	(6,811)		(6,811)
Share-based compensation			287		287		287
At September 30, 2006	549	(3,434)	6,575	97,914	101,604	8,687	110,291

$ million	Ordinary share capital	Treasury shares	Other reserves	Retained earnings	Total	Minority interests	Total equity
At January 1, 2005	584	(4,187)	9,688	80,781	86,866	5,313	92,179
Income for the period				20,943	20,943	715	21,658
Income/(expense) recognised directly in equity			(4,039)	4	(4,035)	92	(3,943)
Capital contributions from minority shareholders					-	732	732
Dividends paid				(8,687)	(8,687)	(235)	(8,922)
Effects of Unification				(835)	(835)	835	-
Treasury shares: net sales/(purchases) and dividends received		415			415		415
Shares repurchased for cancellation	(6)		5	(2,437)	(2,438)		(2,438)
Share-based compensation			124		124		124
At September 30, 2005	578	(3,772)	5,778	89,769	92,353	7,452	99,805

NOTE 8. Statement of cash flows

This statement reflects cash flows of Royal Dutch Shell and its subsidiaries as measured in their own currencies, which are translated into US dollars at average rates of exchange for the periods and therefore exclude currency translation differences except for those arising on cash and cash equivalents.

Cash from operating activities excluding net working capital movements, current taxation and taxation paid is calculated using the following line items from the cash flow statement:

QUARTERS			$ million	NINE MONTHS
Q3	Q2	Q3
2006	2006	2005		2006	2005

10,079	7,834	6,646	Cash flow from operating activities	25,737	21,648
4,403	4,763	5,548	Current taxation	14,181	14,945
560	(3,276)	(5,490)	Decrease/(increase) in net working capital	(4,695)	(8,959)
(4,489)	(5,544)	(3,891)	Taxation paid	(14,428)	(12,579)

9,605	11,891	10,479		30,679	28,241

NOTE 9. Earnings per Royal Dutch Shell share

The total number of Royal Dutch Shell shares in issue at the end of the period was 6,497.2 million. Royal Dutch Shell reports earnings per share on a basic and on a diluted basis, based on the weighted average number of Royal Dutch Shell (combined A and B) shares outstanding. Shares held in respect of share options and other incentive compensation plans are excluded in determining basic earnings per share.

Basic earnings per share calculations are based on the following weighted average number of shares (millions):

	Q3	Q2	Q3	Nine Months	Nine Months
	2006	2006	2005	2006	2005
Royal Dutch Shell shares of €0.07	6,373.9	6,457.6	6,676.5	6,446.6	6,711.4

Diluted earnings per share calculations are based on the following weighted average number of shares (millions). This adjusts the basic number of shares for all share options currently in-the-money.

	Q3	Q2	Q3	Nine Months	Nine Months
	2006	2006	2005	2006	2005
Royal Dutch Shell shares of €0.07	6,399.8	6,483.1	6,703.5	6,470.9	6,732.5

Basic shares at the end of the following periods are (millions):

	Q3	Q2	Q3
	2006	2006	2005
Royal Dutch Shell shares of €0.07	6,336.3	6,414.0	6,608.2

One American Depository Receipt (ADR) is equal to two Royal Dutch Shell shares.

NOTE 10. Contingencies and litigation

The litigation relating to the 2004 recategorisation of certain hydrocarbon reserves is still at an early stage and subject to substantial uncertainties concerning the outcome of material factual and legal issues. Potential damages, if any, in a fully litigated securities class action would depend on the losses caused by the alleged wrongful conduct that would be demonstrated by individual class members in their purchases and sales of Royal Dutch and Shell Transport shares during the relevant class period. Based on the current status of the litigation, however, management of the Shell Group established a $500 million provision in the second quarter 2006. This amount reflects what Shell is prepared to pay to the plaintiffs to resolve this litigation. No settlement has been reached in the matter. Management of the Shell Group will review this determination as the litigation progresses.

Royal Dutch Shell plc

Third Quarter 2006 - Key Financial Data in dollars, euros and pounds sterling

Royal Dutch Shell plc publishes its financial statements in US dollars. Given below are some of the key items for the quarter translated into euros and pounds sterling.

$ million				euro million				£ million
2006	2005	%		2006	2005		%	2006	2005	%
			Revenue
84.254	76.435	+10	Third quarter	66.097	62.661		+5	44.950	42.842	+5
243.345	231.235		Nine months	190.904	189.566			129.825	129.607

			Income attributable to shareholders
5.942	9.032	-34	Third quarter	4.661	7.404		-37	3.170	5.062	-37
20.159	20.943		Nine months	15.815	17.169			10.755	11.739

			CCS Earnings
6.948	7.188	-3	Third quarter	5.451	5.893		-8	3.707	4.029	-8
19.350	17.290		Nine months	15.180	14.174			10.323	9.691

			Total Equity
110.291	99.805	+11	Third quarter	87.031	83.008		+5	59.028	56.739	+4

			Capital Investment
6.050	4.105	+47	Third quarter	4.746	3.365		+41	3.228	2.301	+40
17.375	11.480		Nine months	13.631	9.411			9.270	6.435

Income attributable to Shareholders
				Q3	Q2		Q3
			Per Ordinary Share	2006	2006		2005

			ROYAL DUTCH SHELL PLC	$0,93	1,13		1,35
			euro	0,73	0,90		1,11
			pence	49,73	62,02		75,82

Notes:
1. The exchange rates used in the quarterly translation are the average rates, except in the case of total equity where the end rate is used:
					euro/$			£/$
					2006	2005		2006	2005
			Third quarter average rate		0,7845	0,8198		0,5335	0,5605
			Third quarter end rate		0,7891	0,8317		0,5352	0,5685

2. CCS earnings is earnings on an estimated current cost of supplies basis.

3. Capital investment is capital expenditure, exploration expenses excluding the cost of carrying and retaining unproven properties and the costs of unsuccessful exploratory drilling, new investments in equity accounted investments and certain other investments.

4. Earnings per share calculations are explained in the notes to the Quarterly Results Announcement.
5. Previous periods are adjusted for discontinued operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M.C.M. Brandjes

Name: M.C.M. Brandjes Title: Company Secretary

Date: 26 October 2006